SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                     (Amendment No. . . . .)*

                           SETECH, Inc.
                         (Name of Issuer)

                   Common Stock, $.01 par value
                  (Title of Class of Securities)

                            053662 30 0
                          (CUSIP Number)

 Ms.   Cindy   Rollins,  905  Industrial  Drive,  Murfreesboro,  TN,  37129
                           (615)890-1700
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                           July 31, 1989
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053662 30 0



     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
               Pensionskasse der ASCOOP


     2)   Check  the   Appropriate   Box  if  a  Member  of  a  Group  (See
Instructions)
          (a)
          (b) X


     3)   SEC Use Only


     4)   Source of Funds (See Instructions)  OO


     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)



     6)   Citizenship or Place of Organization Switzerland


     Number of      (7) Sole Voting Power  2,630,045
     Shares Bene-
     ficially       (8) Shared Voting Power
     Owned by
     Each Report-   (9) Sole Dispositive Power  2,630,045
     ing Person
     With           (10) Shared Dispositive Power


     11)  Aggregate  Amount Beneficially Owned  by  Each  Reporting  Person
2,630,045


     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          X


     13)  Percent of Class Represented by Amount in Row (11)  50.5%


     14)  Type of Reporting Person (See Instructions)   EP

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the $.01 par value Common Stock of SETECH, Inc., 905 Industrial Drive, Murfreesboro, TN, 37129.

ITEM 2.   IDENTITY AND BACKGROUND

     The  person  filing  this  statement   is   Pensionskasse  der  ASCOOP
("ASCOOP"), a Swiss pension fund located at Beundenfeldstrasse 5, Postfach 694, 3000 Bern, Switzerland.

     d) ASCOOP has not, during the last five years, been convicted in a criminal proceeding;

     e) During the last five years, ASCOOP has not been a party to a judicial or administrative proceeding which has or would have made ASCOOP subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws;

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     ASCOOP, as a Swiss pension fund, invests funds contributed by over 7000 employees and over 200 companies in the Swiss transportation industry.

ITEM 4.   PURPOSE OF TRANSACTION

     ASCOOP has acquired its Shares of common stock at fair market value for investment purposes and for none of the reasons enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that ASCOOP may dispose of some of its Shares or may acquire additional Shares from time to time, depending on the price and market conditions, evaluation of alternative investments and other factors.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER

     a) ASCOOP beneficially owns 2,630,045 shares of SETECH, Inc. The Company states in its most recent 10-KSB that 5,202,991 shares are outstanding. Consequently, ASCOOP owns approximately 50.5% of the subject securities.

     ASCOOP disclaims beneficial ownership of the following shares pursuant to Rule 13d-4:

     1.   Shares held by Jean-Claude Duby, President of ASCOOP: 5,000;

     2.   Shares  held  by Peter Joss, member of the Board of Directors  of
ASCOOP: 75,000;

     3.   Shares held by Hans R. Buser, a consultant for ASCOOP: 100,000;

     4.   Shares held by  Martin  Oester,  Vice  President  and  Investment
Manager of ASCOOP:                      2,500.

     The aggregate number of securities as to which ASCOOP disclaims beneficial ownership is 182,500 (3.5% of the class).

     b) ASCOOP has sole power to vote and direct the disposition of its 2,630,045 shares. Jean-Claude Duby has sole power to vote and direct the disposition of his 5,000 shares. Peter Joss has sole power to vote and direct the disposition of his 75,000 shares. Hans R. Buser has sole power to vote and direct the disposition of his 100,000 shares. Martin Oester has sole power to vote and direct the disposition of his 2,500 shares.

     c) On November 22, 1996, ASCOOP sold to Hansueli Frey, a citizen and resident of Switzerland, 25,000 shares of SETECH, Inc. stock at a price of $2.80 per share. The transaction took place in Switzerland pursuant to an exemption from registration provided by Section 4(1) of the Securities Act of 1933 and, alternatively, by reason of compliance with Securities Act Release Number 4708 respecting sales to and resales by foreign purchasers of securities of United States issuers.

     d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     e) ASCOOP has not ceased to be the beneficial owner of more than 5% of the subject securities.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ASCOOP and any person with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  JANUARY 17, 1997                 /s/MARTIN OESTER
                                           Signature

                                        MARTIN OESTER, VICE PRESIDENT
                                        Name/Title

                                        /s/JEAN CLAUDE DUBY
                                           Signature

                                        JEAN CLAUDE DUBY, PRESIDENT
                                        Name/Title